Exhibit 21.01
List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation or Organization

CMD Technology Inc.	California
DVDO, Inc.	California
HDMI Licensing, LLC	Delaware
Simplay Labs, LLC	Delaware
Slice Acquisition Corp.	Delaware
TWN Acquisition Corp.	Delaware
Silicon Image, UK	United Kingdom
Silicon Image KK	Japan
Zillion Technologies, LLC	California